AXA Equitable Life Insurance Company

1290 Avenue of the Americas

New York, NY 10104

VIA EDGAR SUBMISSION

November 24, 2014

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention: Mr. Jeffrey P. Riedler

Re:	AXA Equitable Life Insurance Company (the “Registrant”) Registration Statement on Form S-3 (the “Registration Statement”) File No. 333-197931

Dear Mr. Riedler:

We filed the Registration Statement via EDGAR on August 7, 2014 pursuant to the Securities Act of 1933, as amended (the “1933 Act”). The Registration Statement was filed to register a funding agreement, which will be named “Escrow Shield Plus Agreement” (the “Contract”) and will be offered on a continuous basis pursuant to Rule 415 under the 1933 Act.

This letter responds to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “SEC”) to the Registration Statement that you conveyed by letter to Ms. Dodie Kent on September 4, 2014. For your convenience, the Staff’s comments are set forth below in italics, each of which is followed by the Registrant’s response. Any disclosure changes that the Registrant made in response to the Staff’s comments are reflected in Pre-Effective Amendment No. 1 to the Registrant’s Registration Statement filed pursuant to the 1933 Act (the “Amended Registration Statement”) on the date of this letter. We intend to file a subsequent Amendment to the Registration Statement that will include any remaining information and exhibits required in order for the Staff to declare the Registration Statement effective.

Capitalized terms used herein and not otherwise defined herein shall have the meanings given to them in the Registration Statement.

Comment 1:

It is not clear what type of offering you intend to register. In this regard, we note that you refer to the type of offering using several descriptions, including as a contract, an interest in a protected investment option, and a guarantee. Moreover, it appears from your disclosure that you may be offering two securities: an interest in the separate account and a guarantee. The interest in the separate account appears to represent a right to receive the amount initially deposited in the separate account plus an amount determined based on a crediting rate. The guarantee appears to be your obligation for such amounts in the event the separate account does not have sufficient funds to cover such amounts. However, the disclosure throughout the filing is summary in nature and does not describe with sufficient detail or precision the type of offering being registered. Please revise accordingly. For example, please revise or expand your disclosure to more clearly describe and/or address each of the following:

•	The rights, terms, and risks of the security or securities being offered.

•	The identity of the issuer of the security or securities being offered. In this regard, it appears that AXA Equitable is the issuer of the guarantee, but it is not clear who is the issuer of the interest in the separate account.

•	The legal form of the separate account such that it is bankruptcy remote with respect to the general account. In addition, the structure of the separate account, the assets that will be held in the separate account, and restrictions on the type of assets that may be held in the separate account and who controls the separate account and the movement of assets into and out of the separate account, such as through the payment of claims, repayment of the amounts initially deposited into the separate account upon maturity, and the determinations of any adjustments to the crediting rate.

•	The interest of investors in the separate account, in particular with respect to the assets held in the separate account and investors’ recourse against those assets. In addition, the risk to investors from the pooling of amounts deposited in the separate account from multiple contracts.

•	The nature and extent of the guarantee, including agreements or contractual provisions that obligate AXA Equitable to maintain collateral in the separate account to support its guarantee.

Response to Comment 1:

The Registrant is registering only the Contract, which is issued by the Registrant. Although many contracts issued by insurance companies are exempt from the registration requirements of the 1933 Act by Section 3(a)(8) thereof, the Contract is not eligible for that exemption. The Contract contains a “market value adjustment” (“MVA”) feature which shifts certain investment risks associated with an early, voluntary termination of the Contract by a purchaser of the Contract (i.e., the Buyer and Seller in the merger or acquisition transaction) from the Registrant to the purchasers. Upon the early termination of the Contract, an MVA may be applied which will reduce the remaining Account Balance, which includes the principal amount of any Purchase Payments, owed to the Buyer and/or Seller. Because the MVA feature places such investment risk on the Buyer and Seller, the Contract is not eligible for the Section 3(a)(8) exemption. See generally, Definition of Annuity Contract or Optional Annuity Contract, Section 4.B., Release No. 33-6645 (May 29, 1986) (contract with an MVA feature not eligible for Rule 151 safe harbor).

The Registrant is not registering any guarantee separate from the Contract. To the extent that the prospectus refers to a guarantee, it is referring only to the Registrant’s obligations under the terms of the Contract. The Contract provides that the Registrant guarantees the return of the principal amount of the Purchase Payments (net of any approved Claims) and any accrued interest earned on such Purchase Payments to the Buyer and/or Seller, subject to an MVA if the Contract is voluntarily terminated early. Neither the Registrant nor any other entity is providing any guarantee other than the contractual obligation of the Registrant to pay the amounts required by the terms of the Contract.

The Registrant is not registering any interests in the Separate Account. The Separate Account is a separate account of the Registrant established pursuant to New York insurance law. The Separate Account is a “non-unitized” Separate Account, which means that no units or unit values are created to measure any interest of any particular Contract in the Separate Account. Insurers generally have maintained assets supporting contracts with MVAs in non-unitized separate accounts primarily to permit such assets to be valued on a market value basis, rather than an amortized cost basis, for purposes of state insurance law requirements. The principal amount of the Purchase Payments made under the terms of the Contract are deposited into the Separate Account. The Buyer and Seller of the Contract do not have a unitized interest in the Separate Account. In other words, the Buyer and Seller do not have rights that vary based on the investment performance of the Separate Account. Instead, the rights of the Buyer and Seller are established by the Contract, and the Registrant has exclusive and absolute ownership and control of the assets of the Separate Account (including the benefit from favorable investment performance and the risk of unfavorable investment performance).

In the event the Registrant is determined to be insolvent, the Buyer and Seller will have claims against the assets of the Separate Account. The assets in the Separate Account are held separate from the Registrant’s other assets and are not part of the Registrant’s other assets (i.e., its general account and its other separate accounts). The assets of the Separate Account are insulated from the claims that other creditors may have against the general account. The Registrant is obligated to pay all amounts owed under the Contract from the Separate Account, and may transfer assets from the Separate Account to the general account in order to pay certain Contract obligations. The Registrant will not transfer to the general account any assets that exceed the reserves and the Contract liabilities of the Separate Account until the Registrant has satisfied all of its Separate Account obligations, unless otherwise authorized or required by law.

The Staff has taken the position that a non-unitized separate account that supports a contract that contains an MVA feature is not an issuer for purposes of Section 3(a) of the 1940 Act solely because the separate account is legally insulated. See The Equitable Life Assurance Society of the United States, SEC No-Action Letter (Dec. 22, 1995). Consistent with that position, the Registrant is not registering the Separate Account under the 1940 Act.

The Registrant is not registering any protected investment options. The inclusion of “Interests in Protected Investment Option” included in the “Calculation of Registration Fee” table on the cover of the Registration Statement was an error and has been replaced with “Escrow Shield Plus Agreement,” the name of the Contract, on the cover page of the Amended Registration Statement.

The Registrant has revised certain disclosures in the Amended Registration Statement in response to the Staff’s comments, as appropriate and consistent with its above response.

Comment 2:

We note that you have proposed to register an offering consisting of $1 million of “Interests in Protected Investment Option.” We have the following comments:

•	Refer to comment 1 above and revise to accurately reflect the security or securities being offered.

•	Disclosure indicates that each contract has a minimum initial purchase amount of $1 million and a maximum purchase amount of $50 million. Please revise to register a good faith estimate of the maximum amount of securities that you intend to offer and sell pursuant to this registration statement. In this regard, please note that under the Securities Act of 1933 you may not register additional shares by post-effective amendment and a registrant is limited to the maximum aggregate offering amount registered at time of effectiveness as opposed to an indefinite amount as allowed in Section 24(f) of the Investment Company Act of 1940.

•	Please revise the name of the product so as not to overstate the safety of a Buyer or Seller’s investment. For example, investors are still subject to credit risk despite the use of the term “protected”. In addition, when you describe the product in the filing as offering “the ability to protect the principal value of escrow payments” please revise to remove the reference to protected principal and note the credit risk associated with the product and the risk of downward adjustment of the crediting rate possibly to zero.

Response to Comment 2:

As noted in the Response to Comment 1 above, the Registrant is registering only the Contract and is not registering any protected investment options. The inclusion of “Interests in Protected Investment Option” included in the “Calculation of Registration Fee” table on the cover of the Registration Statement was an error and has been replaced with “Escrow Shield Plus Agreement,” the name of the Contract, on the cover page of the Amended Registration Statement.

The Registrant has increased the amount of securities to be registered from $1,000,000 to $2.5 billion, which is the Registrant’s good faith estimate of the maximum amount of securities that the Registrant intends to offer and sell pursuant to the Amended Registration Statement.

The Registrant has replaced “the ability to protect the principal value of escrow payments” with “the ability to preserve the principal value of escrow payments” in the Amended Registration Statement. In addition, the Registrant has revised certain disclosures in the Amended Registration Statement in response to the Staff’s comments.

Comment 3:

The risk factor disclosure is too summary in nature, in particular in that it identifies certain risks but does not explain in reasonable detail the nature of those risks or how they could impact investors. Please revise accordingly. Refer to Item 503 of Regulation S-K.

Response to Comment 3:

The Registrant has revised certain disclosures in the Amended Registration Statement in response to the Staff’s comment.

Comment 4:

We note the disclosure that the contract will not be available in all states. Please disclose why the contract will not be available in certain states and disclose how the contract will be regulated in the states in which it may be offered, for example as insurance or as a security. Please also add appropriate risk factor disclosure.

Response to Comment 4:

The Registrant has added disclosures in the Amended Registration Statement in response to the Staff’s comment.

Comment 5:

Please revise your disclosure to disclose the circumstances under which you will or will not grant a written request to terminate the contract prior to its maturity date. Please include relevant risk factor disclosure with respect to the risk that you may not grant a request for early termination.

Response to Comment 5:

The Registrant has added disclosure in the Amended Registration Statement to disclose the circumstances under which the Registrant will consider whether to grant a written request to terminate a Contract prior to its maturity.

The “Risk Factors” section of the prospectus in the Registration Statement currently includes a risk factor disclosing that the Registrant reserves the right to deny an early termination request. The Registrant has revised this disclosure in the Amended Registration Statement in response to the Staff’s comment.

Comment 6:

Please explain the distinction between the general account and the separate account, including the legal form and structure that distinguishes the two types of accounts.

Response to Comment 6:

Please see the Response to Comment 1 above.

Comment 7:

Please disclose with prominence that due to adjustments to the crediting rate that may occur at your discretion, no interest may be credited under the contract.

Response to Comment 7:

An Initial Crediting Rate is an annual rate set when the Contract is issued. The Initial Crediting Rate will be set forth in the Contract and will not be less than 0.15%.

A Crediting Rate, including the Initial Crediting Rate, may be adjusted downward for any of the following reasons: (i) a Subsequent Purchase Payment; (ii) a Claims Rate Adjustment; (iii) a Pooled Rate Adjustment; or (iv) an Extended Maturity Date. The Crediting Rate of a Contract may only be reduced to 0.00% in the event of a Claims Rate Adjustment or a Pooled Rate Adjustment.

The Registrant will never adjust the Crediting Rate of a Contract down to 0.00% due to a Subsequent Purchase Payment or an Extended Maturity Date. As noted above, the Registrant may adjust the Crediting Rate of a Contract down to 0.00% if the adjustment is the result of a Claims Rate Adjustment or a Pooled Rate Adjustment. However, the 0.00% adjusted Crediting Rate will only apply going forward; the Initial Crediting Rate, and any other prior Crediting Rate, will still be credited under the Contract for the period during which the Crediting Rate applied.

The Registrant has disclosed with prominence that a Claims Rate Adjustment and a Pooled Rate Adjustment could reduce a current Crediting Rate to 0.00% in the Amended Registration Statement in response to the Staff’s comment.

Comment 8:

Please delete the statement that “We have been advised that the staff of the SEC has not reviewed the portions of this Prospectus that relate to the general account. The disclosure with regard to the general account, however, may be subject to certain provisions of the federal securities laws…”

Response to Comment 8:

The Registrant has deleted the referenced disclosure in the Amended Registration Statement.

Comment 9:

Please disclose in reasonable detail how you intend to determine the initial crediting rate, such as by providing the factors that you use in determining such rate. In responding to this comment, please disclose whether you use any relevant benchmarks in determining the initial crediting rate and, if so, how those benchmarks are used in such determination.

Response to Comment 9:

The Registrant has added disclosures in the Amended Registration Statement in response to the Staff’s comment.

Comment 10:

Please clarify that the initial crediting rate for a particular contract will be set forth in the prospectus supplement relating to such contract.

Response to Comment 10:

The Initial Crediting Rate for a particular Contract will be disclosed in a prospectus supplement relating to such Contract that will be filed with the SEC.

Comment 11:

Please disclose how and when you will notify investors of an event triggering a crediting rate change and how you will communicate any adjustment to the crediting rate to investors. Please disclose, if appropriate, that if a Crediting Rate Adjustment due to a Subsequent Purchase Payment would reduce the Crediting Rate below 0.00%, then the Crediting Rate would be floored at 0.00%.

Response to Comment 11:

The Registrant has added a new section in the Amended Registration Statement to indicate how and when appropriate parties will be notified of certain events.

In addition, an adjustment to a Crediting Rate due to a Subsequent Purchase Payment will not reduce the Crediting Rate below or to 0.00%, as discussed in the Response to Comment 7 above. Accordingly, the Registrant respectfully declines to add additional disclosure to the Amended Registration Statement in response to the Staff’s comment regarding such Crediting Rate Adjustments.

Comment 12:

We note that you may declare an adjusted crediting rate that is higher than the adjusted crediting rate determined by the applicable claims rate adjustment. Please disclose how you will make this determination and how you will notify investors.

Response to Comment 12:

The Registrant has added disclosures in the Amended Registration Statement in response to the Staff’s comment. With respect to how the Registrant will notify investors, please see the Response to Comment 11 above.

Comment 13:

Please describe in greater detail how a pooled rate adjustment could be triggered.

Response to Comment 13:

The Registrant may declare a Pooled Rate Adjustment to counteract a loss in the market value of an asset held in the Separate Account that is due to the issuer of the asset either defaulting on its obligations or experiencing a downgrade. The Registrant may also declare a Pooled Rate Adjustment if the Registrant anticipates that an issuer will default on its obligations due to creditworthiness and the Registrant sells the asset of the issuer to avoid further losses. The Registrant will not declare a Pooled Rate Adjustment due to a change in market value of a Separate Account asset that is solely the result of a change in market conditions, such as a spike in interest rates. The Registrant has revised certain disclosures in the Amended Registration Statement in response to the Staff’s comment.

Comment 14:

We note that you determine in your sole discretion the amount of any pooled rate adjustment. Please disclose in reasonable detail how you intend to determine the amount of any pooled rate adjustment, such as by providing the factors that you use in determining such rate. In responding to this comment, please disclose whether you use any relevant benchmarks in determining the amount of any pooled rate adjustment, and, if so, how those benchmarks are used in such determination.

Response to Comment 14:

The Registrant has revised certain disclosures in the Amended Registration Statement in response to the Staff’s comment.

Comment 15:

Please file a copy of the form of contract as soon as practicable. We may have additional comments after reviewing the form of contract.

Response to Comment 15:

A copy of the form of Contract has been filed with the Amended Registration Statement.

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The Registrant hereby acknowledges that (i) the Registrant is responsible for the adequacy and accuracy of the disclosure in its filings with the Commission, (ii) the Staff’s comments or the Registrant’s changes to disclosure in a filing reviewed by the Staff in response to the Staff’s comments do not foreclose the Commission from taking any action with respect to the filing, and (iii) the Registrant may not assert the Staff’s comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Kimberly Vargo at (202) 346-4304, Jason Monfort at (202) 346-4050 or Chris E. Palmer at (202) 346-4253 with any questions.

Sincerely yours,

/s/ Shane Daly
Shane Daly,
Vice President and Associate General Counsel AXA Equitable Life Insurance Company